Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus
Supplement, dated January 29, 2013
to Prospectus, dated June 3, 2010
Registration No. 333-167303

Arbor Realty Trust, Inc.
8.250% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet
January 29, 2013

Issuer:	Arbor Realty Trust, Inc.
Securities Offered:	8.250% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock")
Shares Offered:	1,400,000 shares
Over-Allotment Option:	210,000 shares
Trade Date:	January 29, 2013
Settlement and Delivery Date:	February 1, 2013 (T+3)
Public Offering Price:	$25.00 liquidation preference per share; $35,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)
Underwriting Discount:	$0.7875 per share; $1,102,500 total (assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, before Expenses:	$24.2125 per share; $33,897,500 total (assuming the over-allotment option is not exercised)
Dividend Rate:	8.250% per annum of the $25.00 liquidation preference ($2.0625 per annum per share)
Dividend Payment Date:
The last day of each February, May, August and November (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day), commencing on May 31, 2013.
Dividend Record Date:	The 15th of the calendar month in which the applicable dividend payment date falls, whether or not a business day; the first dividend record date will be May 15, 2013.
Liquidation Preference:	$25.00 per share

Optional Redemption:	Not redeemable prior to February 1, 2018, except under circumstances intended to preserve the Issuer's qualification as a REIT for federal income tax purposes or as otherwise described in the Preliminary Prospectus Supplement. On and after February 1, 2018, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.
Conversion Rights:	Share Cap: 7.0522

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer's common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of a Change of Control Conversion Right will not exceed 9,873,080 shares of the Issuer's common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters' over-allotment option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 11,354,042 shares of the Issuer's common stock in total (or equivalent Alternative Conversion Consideration, as applicable).
Proposed NYSE Listing Symbol:	ABR PrA
CUSIP:	038923 603
ISIN:	US0389236037
Joint Book-Running Managers:	Deutsche Bank Securities Inc. JMP Securities LLC Ladenburg Thalmann & Co. Inc. MLV & Co. LLC
Co-Manager:	Maxim Group LLC

        The Issuer has filed a registration statement on Form S-3 (Registration No. 333-167303), including a base prospectus dated June 3, 2010 and a preliminary prospectus supplement, dated January 29, 2013, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005, Email: prospectus.CPDG@db.com, Telephone: (800) 503-4611; JMP Securities LLC, 600 Montgomery Street, 10th Floor, San Francisco, CA 94111; Attn: Prospectus Department, telephone: (415) 845-8985, Ladenburg Thalmann & Co. Inc., 520 Madison Avenue, 9th Floor, New York, NY 10022, Telephone: (212) 409-2000; and MLV & Co. LLC, Attn: Randy Billhardt, rbillhardt@mlvco.com, Telephone (212) 542-5882.